Exhibit 99.1

CENTOGENE Reports Full Year 2023 Financial Results and Recent Business Highlights

•	Reported Full Year 2023 total revenues of 2% growth at €48.5 million

•	Secured approximately USD 20 million – strengthening cash position and expanding relationship with Lifera, a biopharma company owned by the PIF

•	Positioned for strong performance in 2024, driven by new and existing Pharma business and solid Diagnostic growth in line with industry standards; guidance of FY2024 total revenue growth between 10-15%

•	Ongoing strategic alternatives process focused on sustainable long-term value creation for the benefit of its stakeholders

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, May 15, 2024 (GLOBE NEWSWIRE) –

Centogene N.V. (Nasdaq: CNTG) (“we” or the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced financial results for the fiscal year ended December 31, 2023, and provided a business update.

"In 2023, we focused on strategic growth – strengthening our Diagnostic portfolio and introducing new data and wet lab solutions to accelerate drug discovery, development, and commercialization for Pharma. We expanded our partnership model with a joint venture in Saudi Arabia, securing a $30 million investment and additional milestone payments. However, delays in Pharma program timelines impacted our 2023 revenue. Looking ahead to 2024, our Diagnostics business is expected to maintain steady growth in line with industry standards, and our Pharma orderbook is on a record trajectory – with momentum expected to compound each quarter."

Kim Stratton continued, “We are excited to be engaged in discussions with multiple potential strategic partners and to have deepened our relationship with Lifera over the past months. With this progress at the forefront, CENTOGENE is positioned for growth and a path towards profitability. We expect to see 2024 annual revenue growth between 10-15%.”

Full Year 2023 Financial Highlights

•	Total revenues increased by 2% to €48.5 million in FY2023, compared to €47.5 million in FY2022

•	Diagnostics segment revenues increased by 8% in 2023 to €33.7 million, primarily related to an increase of 11% in revenues for CentoXome® (CENTOGENE’s proprietary Whole Exome Sequencing) and CentoGenome® (CENTOGENE’s proprietary Whole Genome Sequencing). Achieved upselling 47% of CentoXome® and CentoGenome® orders to MOx (CENTOGENE’s portfolio of multiomic testing solutions) in FY2023

•	Pharma segment revenues of €14.8 million, reflecting a decrease of 8%, primarily driven by a lag in Pharma program timelines in H2 2023

•	Overall gross profit margin of 36% of revenues or €17.2 million in FY2023, compared to 42% of revenues or €19.8 million in FY2022

•	Net loss position increased by 12.2% at €35.8 million in FY2023 compared to a net loss of €31.9 million in FY2022

•	Total segment adjusted EBITDA was at €11.1 million in FY2023, compared to €13.2 million in FY2022. This decrease was mainly driven by the lag in pharma revenues, as well as the increase in cost of sales and selling expenses

•	Cash and cash equivalents were €19.1 million as of December 31, 2023, compared to €35.9 million for the period ended December 31, 2022

“We are focused on streamlining processes and strengthening our financial position to enable us to execute on our leading rare and neurodegenerative disease business and sustainable long-term value creation,” said Miguel Coego, Chief Financial Officer at CENTOGENE. “Looking ahead, we will remain prudent with our capital allocation – serving as a key driver to our goal of hitting EBITDA breakeven by the end of this year and our path to cash profitability. We believe this will enable us to advance our strategic alternatives process to unlock value for our patients, physicians, pharma partners, and CENTOGENE stakeholders.”

Recent Business Highlights Corporate

•	Announced strategic collaboration with Lifera, a biopharmaceutical company wholly-owned by the PIF, with the formation of a joint venture (JV), Lifera Omics, to increase local and regional access and rapid delivery of world-class genomic and multiomic testing to patients in Saudi Arabia and countries of the Gulf Cooperation Council (GCC). Under the terms of the collaboration, CENTOGENE received a $30 million mandatory convertible loan from Lifera, as well as milestone payments

•	Secured an additional approximately $20 million proceeds from Lifera via the sale of $15 million in CENTOGENE’s accounts receivables (AR) in Saudi Arabia at face value with no recourse. Additionally, Lifera purchased 16% of CENTOGENE’s stake into their JV at a value of approximately $5 million with CENTOGENE maintaining 4% ownership in the JV with the option to repurchase the previous ownership on substantially the same terms in the next 6-24 months. CENTOGENE to remain active in Lifera Omics’ operations to deliver genomic and multiomic testing

•	Initiated strategic alternatives process focused on sustainable long-term value creation for the benefit of its stakeholders

•	Expanded the CENTOGENE Biodatabank to over 850,000 patients, over 70% of whom are of non- European descent, approximately 30,000 active physicians, and more than 85 million unique variants thanks to the increasing number of CentoXome® and CentoGenome® analyses, which contain significantly more variants than more targeted diagnostic tests

•	Authored over 30 peer-reviewed scientific publications in FY2023, reaching a milestone of over 300 publications in the Company’s history. The research unlocked insights into Parkinson’s disease, Gaucher disease, Niemann-Pick type C1 disease, hereditary angioedema, autosomal recessive spastic paraplegia, colorectal carcinomas, renal hypouricemia, CLN6 disease, ELOVL4-related autosomal recessive neuro-ichthyosis, CFTR-related disease, TOR1A-related disorders, as well as a range of variants associated with epilepsy, genetic cancers, metabolic disorders, developmental disorders, and other rare and neurodegenerative diseases

Pharma

•	Led 48 collaborations with 34 different pharmaceutical partners in FY2023. Of these 48 collaborations, 12 were with new partners. Starting off Q1 2024, the Company has formed collaborations with eight new partners

•	Extended Takeda partnership to March 2026 to continue providing access to genetic testing for patients with lysosomal storage disorders

•	Announced research project with The Michael J. Fox Foundation to validate the genetic risk factors of Parkinson’s disease using multiomics

•	Reached initial recruitment and genetic testing milestone in the observational EFRONT Study, being conducted to advance the genetic understanding of frontotemporal dementia (FTD)

•	Leading, alongside Denali Therapeutics, the ROPAD Study, the world’s largest observational study on Parkinson’s disease genetics with over 15,000 enrolled patients to date. Patients enrolled in ROPAD and identified with LRRK2 genetic variations may be eligible for participation in ongoing interventional clinical studies

Diagnostics

•	Strong test requests of approximately 81,500 test requests for FY2023, representing an increase of approximately 18% as compared to approximately 57,100 in the prior year

•	Strengthened Diagnostics Sales team and expanded direct footprint distribution network in targeted geographic areas, such as Canada, Colombia, Italy, Spain, and Portugal

•	Expanded MOx, the Company’s multiomic diagnostic portfolio, now incorporating cutting-edge transcriptomic analysis. CENTOGENE’s MOx 2.0 is a single-step multiomic solution that combines DNA sequencing, biochemical testing, and now RNA sequencing to provide physicians with the most comprehensive testing capability

•	Launched NEW CentoGenome®, the world's most comprehensive Whole Genome Sequencing tool for diagnosis of rare and neurodegenerative diseases, which now detects Copy Number Variations associated with spinal muscular atrophy, as well as complex disease-causing variants associated with Gaucher disease and susceptibility to GBA1-related Parkinson's disease

•	Launched CENTOGENE’s FilterTool to fuel rapid, reliable analysis for diagnosis and research of rare genetic diseases by significantly reducing time- and resource-intensive processes – enabling users to display, filter, select, and classify variants. Seamlessly integrating with CentoCloud®, CENTOGENE’s CE-marked Software as a Service (SaaS) bioinformatics pipeline, FilterTool is one of the first applications to receive CE mark under new In Vitro Diagnostic Regulation (IVDR) from the European Parliament

•	Launched together with TWIST Bioscience three Next Generation Sequencing target enrichment panels, Twist Alliance CNTG Exome, Twist Alliance CNTG Rare Disease Panel, and Twist Alliance CNTG Hereditary Oncology Panel, to support rare disease and hereditary cancer research and support diagnostics

•	Integrated Illumina’s new NovaSeq X Plus Sequencer into the Company’s state-of-the-art, CAP/CLIA accredited laboratory in Rostock, Germany, to further optimize throughput, scale, and cost efficiencies

•	Published research in Science in collaboration with the Laboratory of Human Genetics of Infectious Diseases at Institut Imagine on human pre-T cell receptor alpha (pre-TCRα) deficiency and its effect on human immunity

•	Published study in the European Journal of Human Genetics revealing unique genetic variants in world's largest Niemann-Pick type C1 disease cohort

•	Published the discovery of a new form of early-onset dystonia and parkinsonism in the context of neurodevelopmental abnormalities associated to the gene called ACBD6 (Acyl-CoA Binding Domain Containing 6) as part of an international team of researchers. The landmark study’s findings have been published in Brain

•	Published a study in the Diagnostics journal establishing lyso-Gb1 (glucosylsphingosine) as a predictive biomarker

2024 Revenue Guidance

The Company expects revenue growth to be between 10-15% in FY2024 compared to FY2023.

Update on Process to Review Strategic Alternatives

On February 28, 2024, we announced a process to explore strategic alternatives, including the sale of the Company, divestitures of asset, licensing/partnership transactions, and/or additional financing. We engaged an investment banker firm to advise us in connection with this process. We are currently in active discussions with several interested parties, which could result in a near-term transaction by July 15, 2024. We do not expect to disclose developments unless and until our board of directors has concluded that disclosure is appropriate or required. There can be no assurance that our strategic review process will result in any transaction or other strategic outcome. We do not intend to disclose further developments on this strategic review process unless and until we determine that such disclosure is appropriate or necessary.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, our ability to achieve the revenue levels set forth in our guidance, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, our ability to execute our business plan and strategy, including to enter into new client relationships, our ability to execute on our announced strategic alternatives process, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, including timing requirements with respect to our strategic alternatives process, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 15, 2024, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Non-IFRS Measures

This document may contain summarized, non-audited, or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital, adjusted net profit, adjusted profit per share, adjusted gross debt, and net cash/debt are non-IFRS financial metrics that management uses in its decision making. CENTOGENE has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com